POINTS INTERNATIONAL LTD.

www.points.com

Annual Information Form

March 19, 2008

Information presented herein is current as of December 31, 2007, unless otherwise indicated.  All dollar amounts are in Canadian dollars unless otherwise indicated.

TABLE OF CONTENTS

INTRODUCTION	1
SUBSIDIARIES	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
Three-Year History	2
DESCRIPTION OF THE BUSINESS	3
Specialized Skill and Knowledge	5
Competitive Conditions	5
Status of New Products	6
Intangible Property	7
Seasonality	7
Dependence on Major Customers	7
Changes to Contracts	8
Employees	8
Foreign Operations	8
RISK FACTORS	9
Travel Industry Risks	9
Lack of Profitability	9
Limited Financial Resources	9
Liabilities of the Corporation	10
Dependence on Loyalty Partners	10
Growth-Related Risks	10
U.S. and Canadian Securities Laws Compliance Risks	10
Internet Viability and System Infrastructure Reliability Risk	11
Chargebacks	12
Contractual Performance Commitments and Guarantees	12
Foreign Exchange	12
Dependence upon Key Personnel	13
Stock Volatility	13
Conflicts of Interest	13
Limited Customers	13
Revenue	13

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DIVIDENDS	14
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	14
Common Shares	14
Series Two Preferred Share	14
Series Three Preferred Share	15
Series Four Preferred Share	16
Series Five Preferred Share	16
MARKET FOR SECURITIES	17
CURRENT DIRECTORS AND EXECUTIVE OFFICERS	17
Name, Address and Occupation of Directors	17
Current Executive Officers of the Corporation	19
Security Holdings	20
BOARD COMMITTEES	20
Audit Committee	20
Human Resources and Corporate Governance Committee	21
Corporate Cease Trade Orders or Bankruptcies	21
Conflicts of Interest	21
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	22
TRANSFER AGENT	22
ADDITIONAL INFORMATION	22

- ii -

The following Annual Information Form ("AIF") of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2007. Further information, including Points' Management Discussion and Analysis ("MD&A") for the year ended December 31, 2007, may be accessed at www.sedar.com or www.sec.gov. For any forward-looking statements contained or referenced herein, please see “Forward Looking Statements” in the above-mentioned MD&A. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified.

INTRODUCTION

Points International Ltd. is a corporation existing under the Canada Business Corporations Act (the "CBCA"). The address of the principal office of the Corporation is 800 - 179 John Street, Toronto, Ontario M5T 1X4.

The Corporation was initially incorporated under the Business Corporations Act (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to Certificates of Amendment dated February 2, 1999 and April 16, 1999, respectively, the Corporation changed its name to Sports Technologies Group Inc. ("STGI") and amended its articles to remove its private company restrictions.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated. The Corporation was then continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) (the "OBCA") on February 17, 2000. The Articles of Continuance were amended on December 20, 2001, June 27, 2002, April 10, 2003 to, respectively, add a new series of preferred shares designated the "Series One Preference Share," change the Corporation's name to "Points International Ltd.," and authorize two new series of preferred shares designated the "Series Two Preferred Share" and "Series Three Preferred Share".

Effective November 10, 2004, the Corporation was continued from the OBCA to the CBCA. As part of the continuance, the Corporation amended its Articles to remove the provisions relating to the "Series A Preferred Shares", to remove the provision disallowing the directors to appoint one or more additional directors between annual general meetings, and to remove the provision restricting  meetings of shareholders to the City of Toronto and anywhere in Alberta. On April 14, 2005, the Articles of Continuance of the Corporation were amended to authorize two new series of preferred shares designated the "Series Four Preferred Share" and "Series Five Preferred Share".

In connection with the continuance to the CBCA, the Corporation repealed its then existing by-laws and adopted by-laws that conform to CBCA requirements.

Points International Ltd.

SUBSIDIARIES

At December 31, 2007, the Corporation had the following subsidiaries:

Points International Ltd. (Canada)	100%

	21.7%	Points.com Holdings Inc. (Ontario)	Points International (UK) Ltd. (United Kingdom)	Points International (US) Ltd. (Delaware)

		78.3%
	Points.com Inc. (Ontario)

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

In April 2003, IAC/InterActiveCorp (“IAC”), through its wholly-owned subsidiary Points Investments, Inc. ("PII"), purchased one Series Two Preferred Share in the capital of the Corporation for $12.4 million. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into up to 24,028,016 Common Shares, subject to certain anti-dilution adjustments. Contemporaneously, PII was also issued certain warrants for $2.7 million which expired unexercised in April 2006. In connection with this investment, Points and IAC executed an agreement pursuant to which IAC and its affiliates had various rights, including pre-emptive rights in connection with further issuances of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation. This agreement expired in April 2006.

Also in April 2006, the Corporation's then outstanding (i) $6 million 8% Unsecured Convertible Debentures were converted into approximately 18.9 million Common Shares and (ii) Series One Preferred Share was converted into one Common Share.

In April 2005, IAC, through PII, made a second investment of $3.45 million in the Corporation and was issued one Series Four Preferred Share. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into up to 5,411,434 Common Shares, subject to certain anti-dilution adjustments.

Also in April 2005, the Corporation launched a new website incorporating some important changes designed to improve consumers' ability to manage their loyalty program assets. The new Points.com website represents a major enhancement in the relationship with both loyalty program partners and the consumer as it presents consumers with a personalized view of their loyalty program universe.

Points International Ltd.

The Corporation has initiated important changes in the Points.com Business Solutions (described below) business. See page 6, "Status of New Products" for additional information.

In 2007, the Corporation introduced new and existing partners to its reseller arrangement whereby the Corporation takes a principal role in the sale and transfer of loyalty points for its partners. In this new offering, the Corporation takes on a principal role in the operations, marketing and commercial transaction support. As part of the typical arrangement, the Corporation purchases loyalty points at a contracted wholesale price, assumes credit and inventory risk in the transactions, and has price flexibility to the end consumers. Since its introduction at the beginning of the year, the reseller arrangement has seen encouraging acceptance from both new and existing partners. As at December 31, 2007, the Corporation had six partners on the new reseller arrangement and will continue to offer this to its partners in the future.

In the second half of 2007, the Corporation launched beta versions of two new products to be offered on its Points.com portal: Book with Points (“BwP”) and the Global Points Exchange (“GPX”). BwP is a product that allows end consumers the ability to use their loyalty points to book a hotel room as a reward through the Points.com website. This is made possible by an arrangement that the Corporation has entered into with Travelocity.com Inc. whereby end consumers are given access to the hotel room inventory of the Travelocity.com online site priced in loyalty points through the Corporation’s Points.com website. The GPX product launched in December 2007 and is the world’s first peer-to-peer exchange for loyalty points for end consumers. With the addition of these new products, the Points.com loyalty program management portal provides a more comprehensive and engaging consumer experience.

Finally, 2007 was a year where significant enhancements were made to the white label Ecommerce Services platform which are expected to shorten implementation timelines, optimize ongoing support costs and facilitate increased transactions for partners. Specifically, it is anticipated that these platform enhancements will enable the Ecommerce Services to scale significantly the number of products and partners implemented with minimal impact on the number of resources required for development, deployment and ongoing support.

DESCRIPTION OF THE BUSINESS

The Corporation operated in one segment, providing web-based solutions to the loyalty program industry in each of 2007 and 2006.

The Corporation provides a range of ecommerce and technology services to loyalty program operators that can be categorized in three distinct ways:  (a) managing an online consumer loyalty currency management portal; (b) the sale of loyalty currencies (frequent flyer miles, hotel points, credit card points, etc.), both retail and wholesale, through loyalty program branded ecommerce channels; and (c) offering a range of additional white label ecommerce products to large loyalty programs that enhance either the loyalty program’s consumer offering or its back end operations.

Points International Ltd.

The Corporation offers a loyalty currency management portal (“www.points.com” or “Points.com”) where members of multiple loyalty programs can track and manage their loyalty currencies much like their other financial assets.  Through this portal, users are able to manage their portfolio of loyalty programs, conduct unique redemptions and trade their loyalty currencies with other Points.com users through a newly launched peer-to-peer marketplace, the Global Points Exchange.  To facilitate these transactions, the Corporation has agreements with each loyalty program operator pursuant to which Points is paid a fee per mile or point transacted in order to fund redemption.  Points takes a commission from this fee and utilizes the remaining funds to purchase either a different loyalty currency (called a “Swap”), purchase a retail good, such as a gift certificate (called “Redeem”) or pay for a hotel room (called “Book with Points”).  When Points.com users trade points between themselves through the Global Points Exchange (“GPX”), they must pay to the Corporation a fee per mile or point traded.  Part of this fee is then remitted to each loyalty program involved in the trade.  There are other transactions available to the consumer at Points.com including a paid annual membership that affords the user additional benefits.  The Corporation has also begun to sell advertising space on the web site as well as in its email communications.

Utilizing the same proprietary infrastructure through which it operates Points.com, the Corporation also offers loyalty program operators various white label Ecommerce Services.  These services fall into two categories.

The first category is comprised of those Ecommerce Services that allow a loyalty program operator to increase revenues earned from its membership base and are predominantly focused on offering various retail transactions directly to loyalty program members.  These services allow such members to either purchase additional miles or points in order to top up their accounts to reach a redemption threshold (this service is called “Buy” or “Gift”) or to transfer pre-existing miles or points into another member’s account, typically a family member or friend, as another means of enabling that other member to accumulate sufficient miles or points to reach a redemption threshold (this service is called “Transfer”).  Additionally, the Corporation offers an Ecommerce Service that allows loyalty programs to wholesale their miles or points to third parties who then use the miles or points as a customer or employee incentive (this service is called “Corporate”).  The Corporation uses a version of this wholesaling platform to offer third parties the ability to buy generic ‘airline mileage codes’ that their customers can then turn into miles in the participating loyalty program of their choice (this service is called “Air Incentives”).

The Corporation offers these retailing and wholesaling services under two economic models.  In some cases, Points acts as the end retailer of the loyalty program miles or points, by buying the currency at a wholesale value from the loyalty program and then reselling it to retail customers.  Points earns a margin on each sale. The Corporation refers to this as its “Principal” or “Reseller” model.  In other cases, the Corporation deploys these services on behalf of the loyalty program in exchange for a commission on each sale of miles or points effected using the service.  In these cases, the Corporation acts as an agent for the loyalty program in each transaction. The Corporation refers to this as its “Agency” model.

Points International Ltd.

The second category of Ecommerce Services is comprised of certain services provided directly by the Corporation or provided in cooperation with third party suppliers.  The Ecommerce Services provided directly are: (a)  selling top tier status on behalf of loyalty program operators to eligible members (called “Elite”); (b) selling travel club memberships that offer eligible members a bundle of benefits (called “Travel Club”); and (c) selling lounge access and other program branded merchandise.  The Ecommerce Services provided in cooperation with other technical platform providers, are comprised of:  (a) an auction platform (“Auction”); (b) a magazine and newspaper redemption service; (c) an online shopping mall platform where affiliate commissions are partly used to fund an extra incentive of miles or points for a loyalty programs’ members (called “Earn”); and (d) an online travel booking service using miles and points as the form of payment (“Book with Points”).  In addition, the Corporation offers back end integration services to loyalty program operators to facilitate bilateral currency transfer relationships (“Integrate”).  For all these Ecommerce Services transactions the Corporation earns either a transaction based commission, a fixed transaction fee or a monthly operating fee.

As part of its operating economics, the Corporation also earns interest income on the cash flows generated by the transactions undertaken through Points.com and the Ecommerce Services.

Specialized Skill and Knowledge

The Corporation currently employs six executive officers and has recently undertaken a search to replace one open position on the executive team which became vacant at the end of 2007. The current senior management team possess over 40 years of aggregate loyalty industry experience, have managed large loyalty program sales organizations and built large loyalty technology systems. The success of the Corporation is dependent upon the experience of such key personnel and loss of such personnel could adversely affect the Corporation's business, operations and prospects.

In addition, the Ecommerce Services are a proprietary technology. As a result, the Corporation is also dependent upon its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management (e.g., MileageManager) are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's "Balance Tracker," but do not offer any of the transaction options available on Points.com, such as, Swap, Earn and Buy. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business.

Points International Ltd.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Ecommerce Services. Sabre in particular has greater resources and more extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by the Corporation.

The Corporation has established mutually beneficial relationships with potential competitors. In 2002, a formal agreement was entered into with Sabre whereby Sabre markets Ecommerce Services internationally to airline loyalty programs. Sabre focuses on international markets, working in complement with Points.com's business development team, which focuses on North American markets, through Points.com and Points International (US) Ltd., and on international markets through Points International (UK) Limited. With operations in 45 countries, Sabre's marketing network has global reach and has established relationships with major loyalty programs. Sabre is working with the Corporation to establish relationships with several prospects.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation's business, operations and prospects.

Status of New Products

In January 2008, Points updated its BwP functionality for a new exclusive product with Travelocity.com Inc. that lets loyalty-program members use miles and points from their various reward programs to directly book travel services. BwP allows loyalty program members access to Travelocity's online booking engine and to purchase the travel reward with points or miles, exactly as if they were purchasing the travel with cash. The second version allows members to purchase rewards with a combination of points and cash. Over the remainder of the year, the Corporation will continue to enhance BwP with additional functionality, but the cost to do so is expected to be in line with amounts incurred to date.

In December 2007, Points announced the public beta launch of its GPX, the world’s first peer-to-peer mileage and points marketplace. In this initial phase of the product, users visiting www.points.com can actively transfer their loyalty miles and points between six different programs, including American Airlines AAdvantage, Delta Air Lines, Alaska Airlines Mileage Plan, Aeroplan, Frontier Early Returns and IcelandAir Saga Club Rewards points. The exchange is designed to create more customer engagement in these leading frequent flyer programs and to be a very user-driven experience. For the first time ever, user-driven trading between loyalty programs is allowed, with trade rates being set by users. Over the remainder of 2008, the Corporation will continue to enhance GPX with additional functionality, but the cost to do so will be in line with amounts incurred to date.

Points International Ltd.

Throughout 2007, Points introduced new and existing partners to its reseller arrangement whereby the Corporation takes a principal role in the sale and transfer of loyalty points for its partners. As at December 31, 2007, the Corporation had six partners on the new reseller arrangement.

Intangible Property

Points.com holds five Canadian trademark registrations and four U.S. trademark registrations.

The proprietary technology used in the business is owned by Points.com, and Points.com has prepared two patent applications. The first patent application, entitled the "Apparatus and Method of Facilitating the Exchange of Points Between Selected Entities," has been filed and is still pending in each of the Canadian Patent Office and the U.S. Patent and Trademark Office (U.S.P.T.O.), while the second patent application, entitled "Apparatus and Method of Distributing and Tracking the Distribution of Incentive Points," has been filed and is still pending in each of the Canadian Patent Office, the U.S.P.T.O. and the Australian Patent Office. In addition to these, in December of 2007, the Corporation applied for a provisional patent application on its new proprietary technology the “Global Points Exchange”.

In addition, in April 2004 the Corporation acquired two patent applications:  "Loyalty Program Tracking and Conversion System," which has been filed in and is still pending in the U.S.P.T.O.; and "Loyalty Currency Vending System" (a Continuation-in-Part of a previous patent application) has been filed and is still pending in each of the Canadian Patent Office, the U.S.P.T.O. and the Australian Patent Office.

Points.com is regularly granted contractual rights to use its partners' trademarks in connection with the joint branding of its website and provision of services to its members.

As Points.com operates in a technology-based environment, its intellectual property and its continued access to the intellectual property of its loyalty program partners are critical to the Corporation's ongoing business.

Seasonality

The Corporation’s operations are not significantly influenced by seasonality. However, One partner’s Elite product is only available to their loyalty program's consumers from late January to mid April with most of the activity occurring during February and March. In addition, the Corporation experiences slightly higher activity in November on its Points.com portal as its members Redeem their miles for gift certificates before the December holidays. During July and August, the Corporation experiences a slight decline in activity on the majority of its products as fewer consumers are online transacting miles and points. This modest decline (per product) has occurred in each of the past three years.

Dependence on Major Customers

There are three customers that individually represent greater than ten percent of the Corporation’s 2007 consolidated revenues. In aggregate, the three customers represent approximately 75% of the Corporation's consolidated revenues. See Note 26 of the Corporation's Audited Consolidated Financial Statements.

Points International Ltd.

Changes to Contracts

The Corporation anticipates the renegotiation of contracts with its partners to occur in the normal course of business. In the event that contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected.  However, the Corporation's management anticipates that material contracts will be successfully renegotiated. Eight contract changes occurred in 2007, two of which were a result of moving the partner to a reseller model.

Employees

As at December 31, 2007, the Corporation had 72 full-time employees and 27 short-term contractors.

Foreign Operations

Due to the nature of the Corporation’s business, management does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes it is possible that it may face competition within foreign markets. Approximately 95% of the Corporation's revenue and 56% of its expenses (excluding interest on preferred shares) are generated in U.S. dollars.

Points International Ltd.

RISK FACTORS

Investing in Internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, review the discussion under "Description of the Business" above and review the MD&A prior to making an investment decision with respect to the Corporation.

Travel Industry Risks

The Corporation and the majority of its partners operate in the travel industry in North America. The ability of the Corporation’s partners to continue to drive commercial activity to their businesses is integral in generating loyalty miles/points to their respective programs. As well, the overall popularity of loyalty miles/points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, revenue is transactional in nature and dependent on the number and size of these transactions.

There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions. The Corporation attempts to mitigate this risk through diversification into other business verticals and expansion of its loyalty partner base to Europe and Asia. These alternate business verticals include financial services, land-based retail and online retail.

Lack of Profitability

The Corporation has never had a profitable quarter in its operating history and may never have a profitable quarter. Net loss for the year ended December 31, 2007 was $4,436,335 ($8,186,063 for the year ended December 31, 2006).

Limited Financial Resources

In April 2005, the Corporation issued 18,134,300 common shares to a group of accredited investors for proceeds of $12.4 million and issued to Points Investments, Inc., an affiliate of IAC/InterActiveCorp, one Series Four Preferred Share for proceeds of $3.45 million.

Notwithstanding this financing, the financial resources of the Corporation continue to be limited. For 2007, the Corporation reported total revenue of $31,607,700 and cash flows provided by operating activities of $11,017,625 as compared with total revenue of $11,695,703 and cash flows provided by operating activities of $2,029,643 in 2006. If cash flows provided by operations do not remain positive and increase the Corporation's liquid and unencumbered cash position, it could adversely impact the Corporation's ability to pay its liabilities as they become due and/or exploit business opportunities and fund growth. Consequently, the Corporation could in the future be dependent upon its ability to obtain additional financing either by debt, equity or other means. The ability of the Corporation to arrange such additional financing will depend in part upon the then prevailing capital market conditions, as well as the business performance of the Corporation. In addition, pursuant to the terms of the Series Two Preferred Share, IAC/InterActiveCorp has a veto right over the Corporation's ability to incur debt outside the ordinary course of business. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation.

Points International Ltd.

If additional financing is raised by the issuance of common shares from treasury, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and interest payments upon such debt could have a negative impact on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a material adverse effect on the Corporation.

Liabilities of the Corporation

As at December 31, 2007, the Corporation had outstanding consolidated current liabilities of $40,880,983 and consolidated total liabilities of $55,913,725, including its obligations under the Preferred Shares. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.

Dependence on Loyalty Partners

For the year ended December 31, 2007, three of Points’ customers represented 75% (three customers in 2006 represented 58%) of the Corporation’s total revenue. The loss of one or more of these key loyalty partners could have a material adverse affect on the Corporation’s business, revenue, operating results and financial condition.

Growth-Related Risks

The Corporation may be subject to growth-related risks, including working capital constraints, capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a materially adverse impact on its business, operations and prospects.

U.S. and Canadian Securities Laws Compliance Risks

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes Oxley Act of 2002 ("SOX") in the U.S. and Part XXIII.1 of the Securities Act (Ontario) and related rules, may cause the Corporation to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. The new laws and regulations make it more expensive for the Corporation under indemnities provided by the Corporation to its officers and directors and may make it more difficult for the Corporation to obtain certain types of insurance, including liability insurance for directors and officers; as such, it may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Corporation to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. The Corporation may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services — all of which could cause general and administrative costs to increase beyond what is currently planned. The Corporation is presently evaluating and monitoring developments with respect to these laws, rules and regulations, and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Points International Ltd.

The Corporation is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with SOX section 404 and Multilateral Instrument 52-109 of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 40-F and in our Management's Discussion and Analysis of Results of Operations and Financial Condition. Our registered public accounting firm is also required to report on the effectiveness of management's review and on the effectiveness of the Corporation's internal control over financial reporting.

In connection with the restatement of the Corporation's previously issued financial statements (as described in Note 4 of the Corporation's Audited Consolidated Financial Statements), management has concluded that the Corporation's design and control of the Corporation's disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007. Management's review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Corporation's disclosure controls and procedures and internal controls over financial reporting are identified. Material weaknesses represent deficiencies existing in the Corporation's disclosure controls and procedures and internal controls over financial reporting that may not prevent or detect a misstatement occurring which could have a material adverse affect on the quarterly or annual financial statements of the Corporation. In addition, management cannot assure you that the remedial actions being taken by the Corporation to address the material weaknesses identified will be successful, nor can management assure you that no further material weaknesses will be identified within its internal controls over financial reporting throughout 2008.

If the Corporation fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Corporation's disclosures which could have a material adverse effect on the Corporation's business, its financial statements, and the value of the Corporation's common shares.

Internet Viability and System Infrastructure Reliability Risk

The widespread growth of the internet usage has caused frequent interruptions and delays in transmitting and processing information and data over the internet. There can be no assurance that the internet infrastructure of the Corporation’s own network systems will continue to be able to support the demands placed on it by the continued growth of the internet, the loyalty industry or that of its customers.

Points International Ltd.

The viability of the internet could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices surpass the internet as a viable channel for business transactions.

The end-consumers of the Corporation’s software depend on internet service providers, online-service providers and the Corporation’s infrastructure for access to the software solutions we provide to our partners. These services are subject to service outages and delays due to system failures, stability or interruption. Our loyalty partners may lose customers as a result of delays or interruption in service. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse affect on the Corporation’s business, revenues, operating results or financial condition.

Chargebacks

Chargebacks are any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. As Points moves more actively to participate in its business relationships with loyalty partners as a principal, this risk is borne by the Corporation. Risk to the Corporation from chargebacks could exceed the margin of return to Points from the transaction being carried out. While Points has fraud control measures in place to minimize exposure, this factor could have a material adverse effect on its business, revenue, operating results and financial condition.

Contractual Performance Commitments

The Corporation, in some of its contractual relationships, has made commitments on the number of points it will process over the contract term of its agreements. The commitments are measured annually on the anniversary date of the contracts. As a result, there is a risk that these commitments may not be met, resulting in the Corporation incurring a financial outlay to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. There is a risk that, in turn, the Corporation may have difficulty in selling this inventory which could have a material adverse effect on the Corporation’s business, revenue, operating results, and financial condition.

Foreign Exchange

The Corporation’s financial results are reported in Canadian currency, which is subject to fluctuations in respect of currencies of the countries in which the Corporation operates, including U.S. dollars, British pounds sterling and Euros. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the Corporation’s reported results. At present, the Corporation does not utilize any hedging programs to mitigate the Corporation’s currency risk. As a result, there can be no assurance that the Corporation will not experience currency losses in the future, which could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Points International Ltd.

Dependence upon Key Personnel

The Corporation’s future success is dependent upon certain key management and technical personnel. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on the Corporation’s business, revenue, operating results and financial condition.

Stock Volatility

Over the past 12 months, the market price for the Corporation’s common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of the Corporation’s common shares may be adversely affected by various factors such as quarterly variations in revenue and operating results, signing or loss of a customer, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of the Corporation’s common shares.

Although the Corporation’s common shares are listed and traded in Canada on the Toronto Stock Exchange and in the U.S. on the O.T.C. Bulletin Board (“OTCBB”), this should not imply that there will always be a liquid market in the Corporation’s common shares.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors of the Corporation and governed by the law applicable to directors' and officers' conflicts of interest.

Limited Customers

There can be no assurance that the Corporation will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.

Revenue

Operating revenues are derived from contracts for Ecommerce Services. This includes revenue in the form of development fees, maintenance fees and commissions, membership fees and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, increasing the number of transactions engaged in by current consumers, and in securing continued contracts for its Ecommerce Services. Competition or other business factors may have a material adverse effect on the Corporation's ability to grow its revenue and become profitable.

Points International Ltd.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of the Series Two Preferred Share and the Series Four Preferred Share. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors of the Corporation does not anticipate paying any dividends for the foreseeable future. The board of directors will review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which five series consisting of one share each have been authorized. As at the date hereof, 120,160,930 Common Shares, one Series Two Preferred Share, and one Series Four Preferred Share are outstanding while a Series Three Preferred Share and a Series Five Preferred Share have been authorized but are not outstanding. The previously outstanding Series One Preferred Share was converted into one Common Share in April 2006.

Common Shares

The Common Shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors of the Corporation and participate rateably on any liquidation, dissolution or winding up of the Corporation. Except as described below, the Common Shares rank subsequent on any liquidation, dissolution or winding up of the Corporation to the Preferred Shares.

Series Two Preferred Share

The Series Two Preferred Share is a voting, convertible share and ranks equally with the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 for no additional consideration, into 24,028,016 Common Shares (as at March 19, 2008), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares").

The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

Points International Ltd.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

If not converted, the Series Two Preferred Share will be redeemed on March 31, 2013. The Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted.

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking in priority to the Common Shares upon the liquidation event.

The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis (to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the board of directors.

So long as the Series Two Preferred Share is outstanding, unless otherwise approved by the holder of the Series Two Preferred Share, voting separately and as a series, the Corporation shall not permit any of its subsidiaries, to (a) create any class or series of securities of the Corporation (including, without limitation, equity, debt or hybrid securities); (b) create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any indebtedness for borrowed money, other than in the ordinary course of business; (c) redeem, repurchase, purchase for cancellation or otherwise acquire for value any of its outstanding securities; (d) declare or pay dividends or declare or make other distributions on its outstanding securities; or (e) amend the Articles of the Corporation.

Series Three Preferred Share

The Series Three Preferred Share is a non-voting, non-convertible share ranking equally with the Series Two Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Three Preferred Share is not entitled to receive dividends. If issued, the Corporation will redeem the Series Three Preferred Share on March 31, 2013. In the event of redemption on March 31, 2013, the amount payable will be equal to $12,400,000 plus 7% per annum from the date of issue of the Series Two Preferred Share. In the event of redemption following a specified change of control event, the amount payable will be equal to 125% of the amount specified in the preceding sentence.

Points International Ltd.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to $12,400,000 plus 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

Series Four Preferred Share

The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 5,411,434 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated from the date of issuance of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted.

In the event of the liquidation, dissolution or winding up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking in priority to the Common Shares.

The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

Series Five Preferred Share

The Series Five Preferred Share is a non-voting, non-convertible share ranking equally with the Series Two Preferred Share, Series Three Preferred Share and Series Four Preferred Share, and in priority to the Common Shares. The Series Five Preferred Share is not entitled to receive dividends. If issued, the Corporation will redeem the Series Five Preferred Share on March 31, 2013. In the event of redemption on March 31, 2013, the amount payable will equal $3,454,611 plus 7% per annum from the date of issuance of the Series Four Preferred Share. In the event of redemption following a specified change of control event, the amount payable will be equal to 125% of the amount specified in the preceding sentence.

Points International Ltd.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of the Series Five Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to $3,454,611 plus 7% per annum, calculated from the date of issue of the Series Four Preferred Share to the date on which the liquidation event occurred.

MARKET FOR SECURITIES

The Corporation's Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS." The Corporation's common shares are also quoted on the U.S. Over-The-Counter (OTC) Bulletin Board under the symbol "PTSEF". The following table represents the shares that are traded through the TSX in Canadian dollars:

Fiscal Year 2007	High	Low	Close	Volume
December	$4.19	$3.03	$4.11	11,253,500
November	$3.18	$1.64	$2.89	6,692,800
October	$2.24	$1.77	$2.03	5,019,900
September	$1.80	$1.55	$1.80	1,057,800
August	$1.75	$1.30	$1.72	957,300
July	$1.85	$1.60	$1.76	3,770,300
June	$1.87	$1.40	$1.81	2,022,600
May	$1.65	$1.04	$1.60	3,362,700
April	$1.24	$1.04	$1.13	1,931,300
March	$1.15	$0.98	$1.08	2,563,800
February	$1.13	$0.90	$1.04	1,640,900
January	$0.96	$0.68	$0.96	2,502,800

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation of Directors

The following table sets forth the name, municipalities of residence, term as director and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his or her successor is elected or appointed. The Corporation’s next annual meeting will be held on May 7, 2008.

Points International Ltd.

Name Director Classification	Office	Term as Director	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
Stephen K. Bannon(1) Laguna Beach, CA Independent	Chairman of the Board	Feb. 2007 – present

Chairman of the Board of Directors, Genius Products, Inc, an entertainment industry company that acquired AVCM (May 2005 – Present);

Chief Executive Officer, AVMC, an entertainment industry company (May 2004 – May 2005);

Vice-Chairman of the Board of Directors, IGE, a service provider of the massively multiplayer game industry (Feb. 2006 – Present); and

Head, Strategic Advisory Services, The Firm, a leading talent management company in the entertainment and media industries (Apr. 2002 to Dec. 2003).

Douglas A. Carty(2) Glen Ellyn, Illinois Independent	Director	Feb. 2002 – present

President & Chief Executive Officer, Laidlaw Education Services, a transportation company (July 2006 – Jan. 2008); and

Executive Vice President and Chief Financial Officer and other positions, Laidlaw International Inc.,  a transportation company (Jan 2003 – July 2006).

T. Robert MacLean(3) Toronto, Ontario Insider	Chief Executive Officer and Director	Feb. 2002 – present	Chief Executive Officer, Points International Ltd. (Feb. 2002 – present).
Christopher Barnard Toronto, Ontario Insider	President and Director	May 2007 – present	President, Points International Ltd. (Feb. 2002 – present).
Michael Kestenbaum(2),(4) New York, New York Nominee of the Series Two Preferred Share holder	Director	Aug. 2006 – present

Vice President, Primal Ventures (July 2007 – present);

Senior Director and other positions, Mergers & Acquisitions, IAC/InterActiveCorp, an interactive commerce company (Jan. 2004 – June 2007); and

Director, Business Development, WhenU, an internet advertising company (Oct. 2002 – Dec. 2003).

Brian Ladin Dallas, Texas Independent	Director	Dec. 2006 – present	Founder, Delos Investment Management (2008-present); and Partner and Portfolio Manager, Bonanza Capital Ltd. (Feb. 2001 - 2007).
Joey Levin(4) New York, New York Nominee of the Series Two Preferred Share holder	Director	Feb. 2008 – present

Senior Vice President, Mergers and Acquisitions and Finance and other positions, IAC/InterActiveCorp, an interactive commerce company and other positions (Mar. 2003 – present); and

Analyst,    Mergers and Acquisitions, Credit Suisse First Boston, a financial institution (July 2001 – Mar. 2003)

Seth Rosenberg Mississauga, Ontario Nominee of the Series Four Preferred Share holder	Director	Nov. 2007 – present

President, ReserveAmerica, an outdoor recreation management systems and marketing services company (an operating business of IAC/InterActiveCorp) (Aug. 2007 – present); and

Senior Vice President and other positions, ReserveAmerica (May 2001 – July 2007).

John W. Thompson(2) Toronto, Ontario Independent	Director	Feb. 2002 – present	Public company director (Aug. 2000 – present); and Managing Director, Kensington Capital Partners Limited, an investment and advisory firm (Sept. 1999 – Oct. 2003).

Points International Ltd.

Notes:

(1)

Human Resources and Corporate Governance Committee

(2)

Audit Committee

(3)

Mr. MacLean serves as an observer for both the Audit and Human Resources and Corporate Governance Committees.

(4)

Nominee of Points Investments, Inc., a corporation controlled by IAC/InterActiveCorp, holder of the Series Two Preferred Share and the Series Four Preferred Share.

Current Executive Officers of the Corporation

The following table sets forth the name, municipalities of residence, office, term as officer and current and five-year historic occupation of the officers of the Corporation.

Name	Office	Term as Officer	Principal Occupation within the Preceding Five Years (current and for past five years unless otherwise noted)
T. Robert MacLean Toronto, Ontario Canada	Chief Executive Officer and Director	Feb. 2002 - present	Chief Executive Officer, Points International (Feb. 2002 – present); Chief Executive Officer, Points.com Inc. (Feb. 2000 – present); and President, Points.com Inc. (Feb. 2000 – Feb. 2002).
Christopher J.D. Barnard Toronto, Ontario Canada	President and Director	Feb. 2000 - present	President, Points International (Feb. 2000 – present); and President, Points.com Inc. (Feb. 2002 – present).
Erika Boyd Oakville, ON Canada	Vice President, Human Resources	Jan. 2007 – present

Vice President, Points International and Points.com Inc. (Jan. 2007 – present);

Director, Human Resources, Points International and Points.com Inc. (Feb. 2004 – Jan. 2007); and

Director, Human Resources, OnX Enterprise Solutions. (Feb. 2000 – Oct. 2003).

Peter Lockhard Toronto, Ontario Canada	Senior Vice President, Product	Jan. 2005 - present

Vice President, Points International and Points.com Inc. (Jan. 2005 – present);

Managing Director, Aquiam Partners Ltd. (May 2001 – Dec. 2004); and

Vice President, Professional Services, FloNetwork Inc. (Sep. 2000 – Apr. 2001).

Anthony Lam Toronto, ON Canada	Chief Financial Officer	Apr. 2007 - present	Chief Financial Officer, Points.com Inc. and Points International (Apr. 2007 – present) Controller/ Director of Treasury and Taxation, Cryptologic Inc. (2002 - 2007)
Brian Miller Toronto, Ontario Canada	Chief Information Officer	Apr. 2006 - present

Chief Information Officer, Points.com Inc. and Points International (Apr. 2006 – present);

Vice President Online Systems , Indigo Books & Music Inc. (Feb. 2005 – Mar. 2006);

Vice President  IT Solutions, Atlas Cold Storage Inc. (Feb 2003 – June 2004); and

Chief Technology Officer, Grocery Gateway Ltd. (Aug. 2000 – Feb 2003).

Points International Ltd.

Security Holdings

As of the date of this AIF, as a group, the directors and executive officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 5,262,829 Common Shares representing approximately 4.4% of the issued and outstanding Common Shares.

BOARD COMMITTEES

Audit Committee

Pursuant to the CBCA, the Corporation is required to have an audit committee ("Audit Committee") comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates.

The Audit Committee is currently comprised of Douglas Carty (Chair), Michael Kestenbaum (Series Two Preferred Share holder nominee) and John Thompson. None of the members of the Audit Committee is an officer or employee of the Corporation. The Audit Committee is currently set to three directors and, in accordance with the articles of the Corporation, will not be comprised of more than four directors. The holder of the Series Two Preferred Share has the right to elect one member to the Audit Committee. The Audit Committee's mandate can be found in the investor relations section of the Corporation's website, http://www.points.com/static/corporate/AC_Committee_Charter.pdf, and this mandate is incorporated by reference herein.

The board of directors of the Corporation believes that each of the members of the Audit Committee possesses a high level of financial literacy and expertise. Each member of the Committee has been determined by the board of directors to be an independent director. In addition, each member of the Audit Committee has personally acknowledged to the Corporation that his education and experience would qualify him as "financially literate," as defined under Canadian securities laws.

Mr. Carty (Chair of the Committee) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts (Honours) from Queen's University. Mr. Carty is the President and Chief Executive Officer of Laidlaw Education Services, a NYSE listed issuer.

Mr. Kestenbaum received his Bachelor of Arts degree with distinction from Yale University in both Molecular Biophysics & Biochemistry and Psychology. Mr. Kestenbaum is the Senior Director, Mergers and Acquisitions at IAC/InterActiveCorp, requiring him to be able to understand and value very complex businesses through financial analysis.

Mr. Thompson holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a Chartered Accountant. Mr. Thompson has 28 years of executive experience, most recently as Executive Vice President of Loblaw Companies Limited.

Points International Ltd.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years are as follows:

	2007	2006
Audit Fees	$106,350	$93,500
Audit-Related Fees(1)	$30,338	$17,000
Tax Fees	$29,125	$21,744
All Other Fees	$0	$5,000
Total Fees	$165,813	$137,244

Notes:

(1)

Audit-related fees primarily relate to the review of interim financial periods and accounting advice.

(2)

Tax fees primarily relate to advice and filing of the Corporation's tax returns.

Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee is currently comprised of Messrs. Thompson (Chairman of the Committee) and Bannon. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and establishes the compensation package for executive officers.

The Human Resources and Corporate Governance Committee is currently set to three directors and, in accordance with the articles of the Corporation, will not be comprised of more than four directors. The holder of the Series Two Preferred Share has the right to elect one member to the Human Resources and Corporate Governance Committee.

Corporate Cease Trade Orders or Bankruptcies

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("Canadian"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act. In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. ("Atlas") and he held this position until January 2003. Approximately six months after Mr. Carty's resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

Conflicts of Interest

See "Risk Factors – Conflicts of Interest" above.

Points International Ltd.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or other insider of the Corporation was party to any material transactions with the Corporation or any subsidiary thereof in the last three most recently completed financial years or to date in the current financial year.

Until the financial year ended December 31, 2007 certain executive officers of the Corporation held options to acquire common shares of Points.com and had the right to put to the Corporation the common shares of Points.com issued on the exercise of such options in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. The Corporation used a ratio of 2.5039 Common Shares per Points.com  common share for this purpose. In 2005, 2006, and 2007 certain executive officers, directors and former directors exercised their stock options in Points.com and exercised the associated put rights. As of December 31, 2007, there were no outstanding stock options in Points.com or associated put rights and no new stock options in Points.com or associated put rights will be issued.

Fiscal Year	Points.com common shares acquired upon exercise of options(1)	Points International Ltd. Common Shares issued on exercise of put rights on Points.com common shares
2005	784,641	1,964,664
2006	272,508	687,570
2007	1,531,257	3,834,114

Note:

(1)

All Points.com common shares acquired upon exercise of options were put to the Corporation.

As described under "General Development of the Business – Three Year History" (page 2), IAC/InterActiveCorp, through a wholly-owned subsidiary, has made significant equity investments in the Corporation.

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Ave., 8th Floor
Toronto, ON M5J 2Y1
Canada

Points International Ltd.

ADDITIONAL INFORMATION

Additional information about the Corporation can be found at www.sedar.com or www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Management Information Circular for its most recent annual meeting of shareholders.

Additional information can also be found in the Corporation's most recent annual report, dated March 19, 2008, financial statements, dated March 19, 2008 and MD&A, dated March 19, 2008.

Points International Ltd.